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January 12, 2021

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tony Watson
Theresa Brillant
Daniel Morris
Lilyanna Peyser

Re:	MYT Netherlands Parent B.V.
Registration Statement on Form F-1
Filed December 28, 2020
CIK No. 0001831907
SEC Registration No. 333-251765

Ladies and Gentlemen:

This letter relates to the Registration Statement on Form F-1 (the “Registration Statement”) of MYT Netherlands Parent B.V., a private company with limited liability under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid) (the “Company”). Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in the Registration Statement.

The Company hereby provides the staff (the “Staff”) of the Securities and Exchange Commission the preliminary prospectus, to be filed contemporaneously herewith (the “Preliminary Prospectus”) forming part of the Registration Statement which relates to the Company’s proposed initial public offering (the “Offering”) for your review.

Baker & McKenzie LLP is a member of Baker & McKenzie International.

On behalf of the Company we are writing to respond to comments raised in the letter from the Staff to the Company, dated January 8, 2021, as well as the oral comments communicated by telephone on January 7, 2021, relating to the above-referenced Registration Statement.

The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the Preliminary Prospectus contained in the Registration Statement that address the applicable Staff comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Preliminary Prospectus.

Prospectus Summary, page 1

1.	Where you plan to provide future preliminary estimated financial results, please ensure you present ranges for net income (loss) in accordance with Item 10(b)(2) of Regulation S-K. Additionally, please provide an analysis of the measures being presented to facilitate an investor's understanding of the amounts (e.g. is the measure consistent with prior year or with the trend disclosure in MD&A).

Response

In response to the Staff’s comment, the Company has revised the Recent Developments section on pages 9-11 of the Preliminary Prospectus to note that the Company has not included preliminary results for net income for the three months and six months ended December 31, 2020 because the measurement of its Shareholder Loans, including the foreign currency translation, and the recognition and measurement of income taxes is not yet available as of the date of the Preliminary Prospectus.

The Company further revised the Recent Developments section to include a brief analysis of the financial measures being presented to facilitate an investor’s understanding of the range of amounts presented for its preliminary financial performance for the three months and six months ended December 31, 2020.

Management's Discussion and Analysis of Financial Condition and Results of Operations Segment Reporting, page 88

2.	We note your revised presentation in response to prior comment 5. Please remove note (1) that related to the previous reconciliation.

Response

In response to the Staff’s comment, the Company has removed note (1) related to the previous reconciliation on page 92 of the Preliminary Prospectus.

General

3.	We note your disclosure on pages 140 and 158 that, pursuant to the Articles of Association and deposit agreement, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or Exchange Act. Please reconcile these disclosures with the disclosure contained in the second-to-last risk factor on page 56. To the extent that the exclusive forum provisions are intended to apply to Securities Act and Exchange Act claims, please revise your prospectus to discuss the related risks to investors, clarify that the provisions are located in the Articles of Association and deposit agreement (as opposed to arising from Dutch law as indicated on page 56, if true), disclose that there is uncertainty as to whether a court would enforce such provisions, and state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response

In response to the Staff’s comment, the Company has revised the risk factor on page 59 of the Preliminary Prospectus.

Further, on behalf of the Company we are writing to respond to the Staff’s oral comment made on January 7, 2021 regarding the identification and quantification of the underlying factors contributing to increases in orders between periods pursuant to Item 5 of Form 20-F.

Response

In response to the Staff’s oral comment, the Company has revised the discussions regarding net sales on pages 10, 85, 87 and 88 of the Preliminary Prospectus.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (214) 978-3095 or Christopher Bartoli at (312) 861-8676.

Very truly yours,

/s/ Roger W. Bivans

Roger W. Bivans

Partner

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